UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month February 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .                    .

Grifols, S.A.

Item	Sequential Page Number

1. Relevant Event, dated February 14, 2012.	2

This is a translation of a Spanish language announcement filed with the CNMV. In case of discrepancies, the Spanish version will prevail.

RELEVANT EVENT

GRIFOLS, S.A. informs that it has successfully closed the negotiations to amend and improve the terms and conditions of the Credit Agreement previously signed to finance the acquisition of Talecris Biotherapeutics Holding Corp., and that they are basically the following:

(i)	reduction of interest rates, and retranching;

(ii)	only two financial covenants in place relating to the leverage ratio and interest coverage, and removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)	amendment to the leverage ratio limiting the distribution of dividends, improving from the current 3.75 to the new ratio of 4.5 times, as well as relaxing certain conditions relative to certain contracts;

(iv)	voluntary debt repayment through early amortization of 240 million dollars.

All the aforementioned improvements as well as the fewer restrictions, will translate in net savings for the Group of more than 55 million dollars in financial expenses on annual basis.

Barcelona, February 14th, 2012

Raimon Grifols Roura
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: February 14, 2012